Exhibit 1.01

Conflict Minerals Report of STMicroelectronics N.V.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (the “Report”) as an Exhibit to our Form SD for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

In this Report, references to “ST”, “we”, “us” and “Company” are to STMicroelectronics N.V. together with its consolidated subsidiaries.  Furthermore, the Securities and Exchange Commission (the “SEC”) defines “conflict minerals” as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten; we therefore ascribe the same meaning to the term “conflict minerals” throughout this Report.

In accordance with the Rule, this Report is available on our website at the following address:  http://investors.st.com.

1.	Company Overview

Business and products

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of applications, such as the Internet of Things (“IoT”), and serving many different end markets.  Our key products include automotive, microcontrollers, smart power, digital consumer and MEMS and sensors.  We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single customer, product, application or end market.  Our product families are comprised of discrete and standard commodity components and differentiated application-specific products (defined as dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASIC”) and application-specific standard products (“ASSP”) offerings and semi-custom devices).  In 2014, we ran our business along product lines and managed our revenues and internal operating performance based on the following product segments:

•	Sense & Power and Automotive Products (SP&A), comprised of the following product lines:

o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SP&A;

•	Embedded Processing Solutions (EPS), comprised of the following product lines:

o	Digital Convergence Group (DCG);
o	Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP);
o	Microcontrollers, Memory & Secure MCU (MMS); and
o	Other EPS.

In the second half of 2014, we announced that, as of the first quarter of 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups would be combined under one single organization, called Digital Product Group (DPG). DPG’s focus is on ASSPs addressing home gateway and set-top box, as well as FD-SOI ASICs for consumer applications; FD-SOI and mixed process ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products.

A more detailed discussion of our product categories and the products relating to each category is contained in our Annual Report on Form 20-F in relation to the 2014 calendar year which was filed with the SEC on March 3, 2015 (the “2014 20-F”).

Manufacturing processes

The manufacture of semiconductor products requires, among other things, the mastery of the properties of conductivity, isolation and/or amplification.  The manufacturing of an integrated circuit can be divided into two phases. The first, wafer fabrication, is the extremely sophisticated and intricate process of manufacturing the silicon chip. The second, assembly, is the highly precise and automated process of packaging the die. Those two phases are commonly known respectively as “Front-End” and “Back-End”.

The manufacturing process of semiconductor products requires various materials, gases and chemicals.  We have identified tin, tantalum, tungsten and gold (collectively, “3TG”) as being among the materials necessary to the functionality or production of certain of our products manufactured during the 2014 calendar year.

Supply chain

We are not engaged in the mining and trade of minerals, nor in any refining or smelting activities.  We purchase materials, commodities, chemicals and gases which potentially contain a conflict mineral as part of their composition.  In general, we do not conduct business directly with smelters and refiners.

Because of our large size, the complexity of our products, and the depth, breadth, and constant evolution of our global supply chain, it is difficult and resource-intensive to identify actors upstream from our direct suppliers.  Accordingly, we participate in a number of industry-wide initiatives as described in section 2 below.

Conflict minerals policy

ST began to address the conflict minerals issue as early as 2007 by requiring our tantalum suppliers to confirm they were not sourcing metals from conflict areas. We are a member of the Electronic Industry Citizenship Coalition (the “EICC”), have adopted the EICC’s Code of Conduct and participate in the Global e-Sustainability Initiative (the “GeSI”) programs. We require all our suppliers and subcontractors to provide evidence that they are not sourcing 3TG through any channels that fund armed groups in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively, the “Covered Countries”).

Additional information on our Conflict Minerals Policy, as well as our Statement on Conflict Minerals, are available at: http://www.st.com/web/en/about_st/conflict-free_minerals.html.  In addition, the respective websites of the EICC and the GeSI are available at http://www.eicc.info/ and http://gesi.org/.  The content of any website referenced in this Report is included for general information only and is not incorporated by reference in this Report.

2.	Due Diligence Process

Design of due diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for tin, tantalum, tungsten and gold, as well as related EICC recommendations.  The OECD is an international organization that is endorsed by the United Nations and currently offers the only recognized framework available for such use.

Management system

In addition to implementing our Conflict Minerals Policy as outlined above, evidencing our top management’s commitment to the issue, we have implemented our conflict minerals management system in alignment with the OECD Guidance.  We have established roles and duties within the Company’s relevant internal organizations involved in the program.  The roles and duties established for several key internal organizations are outlined below.

Our Corporate Quality and Social Responsibility groups are responsible for the following:

•	proactively working with our customers to define the scope and form of our conflict minerals disclosures;
•
defining the strategy and annual objectives related to the implementation of the conflict minerals programs within the Company and the coordination thereof with the appropriate internal organizations responsible for sourcing and purchasing materials and subcontracted services and products (including our Global Procurement Organization);

•
establishing the appropriate internal and external communication content on these programs through the relevant and necessary media and according to our internal processes, including, without limitation, a Company conflict minerals statement and dedicated content in our Annual Sustainability Report, both of which are available on our website; and

•	reviewing and updating our conflict minerals management procedure on a regular basis.

Our Global Procurement Organization helps to implement our conflict minerals program by supporting the communication of Company requirements to our suppliers and monitoring our suppliers’ engagement and progress in relation to our conflict minerals program.

Our Global Outsourcing Business Management group helps to implement our conflict minerals program by supporting the communication of Company requirements to Back-End subcontractors and monitoring our subcontractors’ engagement and progress in relation to our conflict minerals program.

Our Wafer Foundry group supports our conflict minerals program by communicating our requirements to wafer foundries and by monitoring our suppliers’ engagement and progress in relation to our conflict minerals program.

In addition, our conflict minerals program is included as part of our sustainability and quality strategies and is highlighted as a key objective for each of our relevant internal organizations in addition to the key internal groups discussed above, as applicable within the scope of their respective activities.  A working group with representatives from the principal organizations involved regularly reviews the progress of our conflict minerals program implementation.  Based on need as appropriate for the situation, such working group implements the appropriate risk mitigation measures.

Industry-wide initiatives

As we are a participating member of the EICC, we employ due diligence methodologies defined by a joint working group comprised of EICC and GeSI representatives. Tools available for participants in the EICC include a template known as the CFSI Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free sourcing policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on the EICC’s website at the address provided above. The Template is being used by many companies in their due diligence processes related to conflict minerals.

In addition, the EICC and GeSI developed in 2010 the Conflict Free Smelter (“CFS”) program, which is a voluntary initiative in which an independent third party audits smelter procurement and processing activities and determines if the smelter has provided sufficient documentation to demonstrate with reasonable confidence that the minerals it processed originated from conflict-free sources. In September 2012, the CFS program, London Bullion Market Association (LBMA) and Responsible Jewelry Council (RJC) announced their mutual cross-recognition of gold refiner audits. All three programs focus on independent third party audits of refiners’ due diligence in conformity with the OECD Guidance, which recognizes refiners as a key “choke point” in the gold supply chain.

We, along with other leading participants in the electronics industry, rely on the CFS program or equivalent industry-wide program for audits of smelters and/or refiners.  Further detail on this program is available on the website of the CFS program at the following address: http://www.conflictfreesourcing.org/conflict-free-smelter-program/.

Methodology

The Company undertook due diligence on the source and chain of custody of its necessary conflict minerals.  Our due diligence measures consisted of:

•	conducting a supply-chain survey with direct suppliers and subcontractors using the Template to identify the smelters and refiners which contribute refined conflict minerals to our products; and
•
comparing the smelters and refiners identified by direct suppliers and subcontractors via the supply-chain survey against the list of smelter facilities which have received a “conflict free” validation by the CFS program.

We conducted an inquiry, using the Template, with all of the suppliers and subcontractors which we identified within our supply chain.  All such suppliers and subcontractors responded to our due diligence inquiry.

We reviewed the responses received against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template.

Template inquiry responses

We rely on the good faith efforts of our suppliers and subcontractors to provide us with reasonable representations of the processing facilities used to supply the necessary conflict minerals in our products. As a result of our inquiry via the Template, our suppliers and subcontractors reported to us a total of 119 smelters as sourcing 3TG. The table below1 summarizes the results of our inquiry with respect to each conflict mineral, indicating the percentage of reported smelters sourcing each metal which are CFS validated or, if not CFS validated, those which were actively engaged in the CFS program with a view towards becoming CFS validated (“Active Smelters”).  The table below also sets forth the percentage of Active Smelters which have been represented to us as sourcing their minerals either from recycled or scrap materials or from outside of the Covered Countries, as well as the percentage of Active Smelters in relation to which we have not been provided a declaration regarding country of origin or recycled or scrap sourcing. Information relating to CFS-validated smelters is extracted from the EICC database.  Information relating to Active Smelters is extracted from the responses to the Template which we sent to our first tier suppliers and subcontractors (i.e., those with which we are in direct contact).  The information presented in the below table is current as of December 31, 2014.  Although we have received, and regularly continue to receive, updates to the information presented in this table, we have presented it as of December 31, 2014 in order to coincide with the scope of this Report relating to the 2014 calendar year.

1 For the purposes of this table, the references to “L1” and “L2” are modeled after the EICC due diligence framework. The legend provided by the EICC is as follows (for clarification for purposes of this Report, neither of the “L1” nor the “L2” categories identified by the EICC in its due diligence framework includes the DRC or any of the other Covered Countries.):

“L1” countries are those countries not identified as conflict regions or plausible areas of smuggling or export from these regions of conflict minerals.

“L2” countries are known or plausible countries for the smuggling, export out of region or transit of conflict minerals.

Conflict mineral	Number of smelters	Percentage of smelters which were CFS validated as of December 31, 2014 (1)	Percentage of smelters which were not CFS validated as of December 31, 2014 but were active in the CFS Program (“Active Smelters”)	Percentage of Active Smelters which have declared: (i) sourcing from L1/L2 countries or (ii) recycled or scrap sources (2)	Percentage of Active Smelters which have not provided a declaration regarding country of origin or recycled/scrap sources
Tantalum	24	100%	0%	0%	0%
Gold	44	100%	0%	0%	0%
Tin	33	63.6%	36.4%	63.6% *	36.4%
Tungsten	18	33.3%	66.7%	66.7% **	33.3%

(1) Based on EICC CFS program
(2) Based on information represented by suppliers and subcontractors
* L1/L2 countries declared are Brazil, Indonesia, Bolivia, Poland and China
** L1/L2 countries declared are Australia, Bolivia, Canada, Portugal, Russia, Spain and China

From the figures in the above table, we can conclude that approximately 80% of the smelters declared to us by our suppliers and subcontractors are validated by the CFS program.  The foregoing figure is based on the aggregate number of smelters when all four conflict minerals are taken into consideration. In addition, out of the twelve Active Smelters declared to us as being a source of tungsten, a single supplier accounts for the reporting to us of eight of such Active Smelters (which were not reported to us by any other supplier).  Furthermore, out of the twelve Active Smelters declared to us as being a source of tin, as of December 31, 2014, we had reasonable grounds to expect that seven of such Active Smelters were nearing the end of the validation process by the CFS program.  We have also included in Appendix I to this Report a list of processing facilities as reported to us by our suppliers and subcontractors, their identification number as used by the CFS program and the number of suppliers which reported to us as having sourced 3TG from the particular facility during calendar year 2014.

Additional efforts with respect to Active Smelters which have not provided a declaration regarding country of origin or recycled or scrap sources

In addition to making our Template inquiries as described above, we made certain factual inquiries with respect to the Active Smelters identified to us which have not provided a declaration regarding country of origin or recycled or scrap sources.  These included not only requests to our suppliers and subcontractors for additional detail and context regarding the representations that we received from them, but also regarding those Active Smelters for which we did not receive information about the source of origin of 3TG, requests for additional information about the country of origin of the conflict minerals, the facilities used to process the conflict minerals and the mine or location of origin of conflict minerals.  These efforts entailed contacting certain Active Smelters directly to request a deadline for their becoming validated by the CFS program, examining specific statements received directly from certain smelters and government representatives of countries in which certain smelters are located and generally coordinating with the EICC to determine the status of particular smelters. We assign to each smelter a certain risk level for our internal purposes, based on information we receive either from the smelter itself or from our suppliers, or information that we are able to ascertain from the CFS program.  This allows us to put in place a specific action plan tailored to each particular smelter.

As a result of the lack of information at our disposal regarding certain smelters, we are unable to determine, with respect to certain of the Active Smelters identified to us by our suppliers and subcontractors, the country of origin of the conflict minerals sourced from such smelters and the mine or location of origin of those conflict minerals.

Analysis of our products in light of due diligence results

Based on the information that is available to us, we concluded that all tantalum and gold-derived materials contained in our products originate from sources that have been validated by way of the CFS program as being conflict-free.

Concerning tin and tungsten, although less than 100% of our potential sources thereof have been validated as conflict-free by the CFS program, our assessment program is well under way, and we have progressed in reaching increased comfort levels regarding the conflict-free status of such minerals, either as a result of certain of the potential originating sources having been validated by the CFS program as conflict-free, or as a result of having received representations regarding such sources that the conflict minerals either do not originate in a Covered Country, or are from recycled or scrap sources (see the summary table above).

However, as we are not at this stage in a position to link the tin or tungsten used in a particular product category to a specific smelter of origin, we do not know whether the products in a particular product category contain minerals originating from a smelter that (i) is validated as conflict-free by the CFS program, or (ii) if not validated as conflict-free by the CFS program, has provided reasonably reliable representations as to the source of such conflict minerals, or (iii) has not provided sufficient information to us as outlined in the section titled “Additional efforts with respect to Active Smelters which have not provided a declaration regarding country of origin or recycled or scrap sources” above.

3.	Further Risk Mitigation

Discussion is included below as to certain efforts we are making, and will continue to make, to further mitigate the risk that our necessary conflict minerals do not benefit armed groups, including steps we are taking to improve our due diligence.

Mitigating the effects of multi-sourcing

Certain of the challenges we encountered in our due diligence were a result of multi-sourcing.  We conduct business with a large number of suppliers in obtaining the materials required for our products, in an effort to ensure continuity in our supply chain.  Those suppliers, in turn, work with a large number of smelters and refiners to source materials (including conflict minerals) which ultimately are contained in our products.  As a consequence, each of our material parts is linked to several suppliers and, consequently, to several smelters, each with a potentially differing conflict mineral status.

Our suppliers also service other semiconductor manufacturers and other electronics industry participants whose supply needs may or may not coincide with ours.  Accordingly, the total number of smelters from which our suppliers source materials may exceed the number of such smelters whose conflict minerals are ultimately contained in our products.

Currently, the representations included within the responses to our Template inquiries which we receive from our suppliers and subcontractors cover all smelters providing materials to them, and do not necessarily correlate solely to the smelters whose minerals are contained only in our products (and not in those of other customers of such suppliers and subcontractors without also being contained in our products).  This adds further complexity to linking the conflict minerals used in a particular product category to a specific source of origin, as the list of all potential smelters provided by our suppliers may be broader than the list of only those smelters from which our suppliers source conflict minerals for use in our product categories (and may include smelters sourcing conflict minerals for end use by other customers of such suppliers and not us).

A result of this complexity is that we are forced to include all smelters providing materials to our suppliers and subcontractors when performing our due diligence on the origin of the conflict minerals contained in our products, as our suppliers and subcontractors do not always provide us with a list that excludes the smelters whose conflict minerals are not contained in our products.  Consequently, the percentage of each conflict mineral which we conclude to be conflict free may, in certain cases, be lower than the percentage which we would have reached had we performed our analysis only with respect to those smelters which are relevant to our products (i.e., a potentially smaller subset of smelters).

One method in which we expect to improve our due diligence is to continue to work with our suppliers and subcontractors with a view to obtaining certifications which are better tailored only to our end products, as opposed to blanket company-wide certifications from each supplier or subcontractor.  For example, the Template contains a reporting category in which reporting parties can more specifically link a particular smelter to a particular product, which we will encourage our suppliers and subcontractors to complete.  During the 2014 calendar year, we made progress with certain of our suppliers in obtaining more specific disclosures which are more closely aligned with our actual sourcing of materials.  As a result of this effort, we may be able to eliminate in the future certain smelters from the list of potential smelters from which the conflict minerals contained in our products may originate.

Additional initiatives

We do not directly conduct business with most of the smelters from which the conflict minerals in our products originate.  We have, however, conducted our own investigative research with respect to certain smelters, which is aimed at supplementing information available to us through the CFS program.  We also have maintained direct contact with certain smelters which, in 2013, did not participate in the CFS program, and we have succeeded in influencing them during 2014 to begin the process towards CFS validation (and to become “Active Smelters” as defined above).  Our ongoing efforts in this respect will be to continue to engage these Active Smelters to provide us with a timely deadline for their validation by the CFS program. We also benefited from the Template’s updates in 2014 to request detailed information relating to each smelter at the local level, requiring suppliers to identify the actual facility of a smelter sourcing each mineral (as opposed to merely a mailing address or head office location for a particular smelter).  We expect our continuing efforts to focus on increasing compliance by our suppliers and subcontractors with the CFS program as applies to the smelters and refiners from which such suppliers and subcontractors source the conflict minerals which end up in our products, including those suppliers and subcontractors which have provided representations as to the country of origin of their sourced conflict materials which we have deemed reasonably reliable, but as conveying less certainty than a validation as conflict-free from the CFS program.

A significant portion (roughly three-fourths, based on responses we have received via the Template) of our supply chain is not required to file reports with the SEC under Sections 13(a) or 14(d) of the Securities Exchange Act of 1934, and is therefore not concerned by reporting obligations pursuant to the Rule. Accordingly, the influence that we are able to exert on our supply chain will be due in large part to market forces created as a result of a cumulative effort by us and other participants in the electronics industry to ensure compliance with the CFS program by their lower tier providers.  Ultimately, however, we are subject to a certain degree of dependence on the timing with which the smelter industry as a whole adopts the third party certification scheme.  We expect to capitalize on the momentum garnered by the International Tin Research Institute (ITRI) and the Tungsten Industry—Conflict Minerals Council (TI-CMC) in encouraging concerned industry participants to comply with the CFS program through independent third party audits.  In 2014, the percentage of smelters declared to us as sourcing gold which are validated by the CFS program increased from 65% in 2013 to 100% (matching our sources of tantalum), and the percentage of CFS-validated smelters declared to us as sourcing tin and tungsten increased to 63.6% and 33.3%, respectively (as compared to 27% and 7%, respectively, in relation to the 2013 calendar year).  In addition, we intend to continue to take advantage of the existing leverage as a result of this significant percentage of smelters declared to us as sourcing tin which are CFS validated to shift our sourcing from undetermined (i.e., those Active Smelters which have not provided a declaration regarding country of origin or recycled or scrap sources) sources to ones which are validated as conflict-free by the CFS program.  In general (including as concerns the sourcing of tungsten), we also intend to continue to request that our suppliers and subcontractors discontinue their sourcing from those smelters which have not been validated by the CFS program.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Report that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially and adversely from those anticipated by such forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Report as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this Report to reflect subsequent events or circumstances.

Appendix I

Lists of Processing Facilities

Table 1: Processing facilities reported in our supply chain which are validated by the CFS program
Metal	Smelter Name	Smelter Identification	Number of suppliers which reported having sourced materials from this facility during calendar year 2014
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	CID000035	6
Gold	AngloGold Ashanti Córrego do Sítio Minerção	CID000058	2
Gold	Argor-Heraeus SA	CID000077	17
Gold	Asahi Pretec Corporation	CID000082	11
Gold	Aurubis AG	CID000113	2
Gold	CCR Refinery – Glencore Canada Corporation	CID000185	7
Gold	Chimet S.p.A.	CID000233	5
Gold	Dowa	CID000401	8
Gold	Eco-System Recycling Co., Ltd.	CID000425	3
Gold	Heimerle + Meule GmbH	CID000694	4
Gold	Heraeus Ltd. Hong Kong	CID000707	26
Gold	Heraeus Precious Metals GmbH & Co. KG	CID000711	21
Gold	Ishifuku Metal Industry Co., Ltd.	CID000807	7
Gold	Johnson Matthey Inc	CID000920	11
Gold	Johnson Matthey Ltd	CID000924	5
Gold	JX Nippon Mining & Metals Co., Ltd.	CID000937	10
Gold	Kennecott Utah Copper LLC	CID000969	2
Gold	Kojima Chemicals Co., Ltd	CID000981	5
Gold	LS-NIKKO Copper Inc.	CID001078	9
Gold	Materion	CID001113	8
Gold	Matsuda Sangyo Co., Ltd.	CID001119	14
Gold	Metalor Technologies (Singapore) Pte. Ltd.	CID001152	1
Gold	Metalor Technologies (Hong Kong) Ltd	CID001149	9
Gold	Metalor Technologies SA	CID001153	19
Gold	Metalor USA Refining Corporation	CID001157	6
Gold	Mitsubishi Materials Corporation	CID001188	13
Gold	Mitsui Mining and Smelting Co., Ltd.	CID001193	9
Gold	Nihon Material Co. LTD	CID001259	10
Gold	Ohio Precious Metals, LLC	CID001322	4
Gold	PAMP SA	CID001352	2
Gold	PX Précinox SA	CID001498	1

Gold	Rand Refinery (Pty) Ltd	CID001512	4
Gold	Royal Canadian Mint	CID001534	10
Gold	SEMPSA Joyería Platería SA	CID001585	2
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	CID001622	7
Gold	Solar Applied Materials Technology Corp.	CID001761	6
Gold	Sumitomo Metal Mining Co., Ltd.	CID001798	14
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875	22
Gold	The Refinery of Shandong Gold Mining Co. Ltd	CID001916	2
Gold	Tokuriki Honten Co., Ltd	CID001938	6
Gold	Umicore SA Business Unit Precious Metals Refining	CID001980	9
Gold	United Precious Metal Refining, Inc.	CID001993	5
Gold	Valcambi SA	CID002003	4
Gold	Western Australian Mint trading as The Perth Mint	CID002030	11
Tantalum	Conghua Tantalum and Niobium Smeltry	CID000291	1
Tantalum	Duoluoshan	CID000410	1
Tantalum	Exotech Inc.	CID000456	3
Tantalum	F&X Electro-Materials Ltd.	CID000460	5
Tantalum	Global Advanced Metals Aizu	CID002558	2
Tantalum	Global Advanced Metals Boyertown	CID002557	14
Tantalum	H.C. Starck Co., Ltd.	CID002544	6
Tantalum	H.C. Starck GmbH Goslar	CID002545	13
Tantalum	H.C. Starck GmbH Laufenburg	CID002546	6
Tantalum	H.C. Starck Hermsdorf GmbH	CID002547	5
Tantalum	H.C. Starck Inc.	CID002548	13
Tantalum	H.C. Starck Ltd.	CID002549	5
Tantalum	H.C. Starck Smelting GmbH & Co.KG	CID002550	5
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914	1
Tantalum	Kemet Blue Metals	CID002539	1
Tantalum	Kemet Blue Powder	CID002568	1
Tantalum	Molycorp Silmet A.S.	CID001200	1
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CID001277	15
Tantalum	Plansee SE Reutte	CID002556	1
Tantalum	Solikamsk Magnesium Works OAO	CID001769	6
Tantalum	Taki Chemical	CID001869	1
Tantalum	Telex	CID001891	1
Tantalum	Ulba	CID001969	18
Tantalum	Zhuzhou Cement Carbide	CID002232	1
Tin	Alpha	CID000292	5
Tin	CV United Smelting	CID000315	11
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	CID000538	11
Tin	Magnu’s Minerais Metais e Ligas LTDA	CID002468	1
Tin	Malaysia Smelting Corporation (MSC)	CID001105	24
Tin	Mineração Taboca S.A.	CID001173	15
Tin	Minsur	CID001182	29

Tin	Mitsubishi Materials Corporation	CID001191	11
Tin	OMSA	CID001337	11
Tin	PT Bangka Putra Karya	CID001412	10
Tin	PT Bangka Tin Industry	CID001419	4
Tin	PT Bukit Timah	CID001428	12
Tin	PT DS Jaya Abadi	CID001434	2
Tin	PT REFINED BANGKA TIN	CID001460	3
Tin	PT Sariwiguna Binasentosa	CID001463	1
Tin	PT Stanindo Inti Perkasa	CID001468	10
Tin	PT Tambang Timah	CID001477	10
Tin	PT Timah (Persero), Tbk	CID001482	28
Tin	Thaisarco	CID001898	20
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036	5
Tin	Yunnan Tin Company, Ltd.	CID002180	30
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	CID000875	15
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494	8
Tungsten	Global Tungsten & Powders Corp.	CID000568	10
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CID000769	5
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CID002320	6
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082	25

Table 2: Processing facilities reported in our supply chain that are active in the CFS program (Active Smelters)
Metal	Smelter Name	Smelter Identification	Number of suppliers which reported having sourced materials from this facility during calendar year 2014
Tin	China Tin Group Co., Ltd.	CID001070	1
Tin	Cooper Santa	CID000295	4
Tin	CV Serumpun Sebalai	CID000313	1
Tin	EM Vinto	CID000438	10
Tin	Fenix Metals	CID000468	5
Tin	Metallo Chimique	CID001143	13
Tin	PT Eunindo Usaha Mandiri	CID001438	2
Tin	PT Mitra Stania Prima	CID001453	1
Tin	PT Tinindo Inter Nusa	CID001490	4
Tin	Rui Da Hung	CID001539	1
Tin	Soft Metals, Ltda.	CID001758	1
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	CID002158	5
Tungsten	A.L.M.T. Corp.**	CID000004	1
Tungsten	Chenzhou Diamond Tungsten Products Co.,Ltd.*	CID002513	1
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.*	CID000258	9
Tungsten	Dayu Weiliang Tungsten Co., Ltd.**	CID000345	1
Tungsten	Fujian Jinxin Tungsten Co., Ltd.*	CID000499	1
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.*	CID000218	1
Tungsten	H.C. Starck GmbH**	CID002541	3
Tungsten	Hunan Chenzhou Mining Group Co., Ltd.**	CID000766	1
Tungsten	Kennametal Fallon**	CID000966	1
Tungsten	Kennametal Huntsville**	CID000105	4
Tungsten	Wolfram Bergbau und Hütten AG**	CID002044	1
Tungsten	Wolfram Company CJSC**	CID002047	3

* Working directly with CFS program towards validation
** TI-CMC member progressing towards validation by the CFS program